Mail Stop 4561

April 15, 2008

Marc G. Naughton
Senior Vice President and
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re:** **Cerner Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 29, 2007**
> **Filed February 27, 2008**
> **File No. 000-15386**

Dear Mr. Naughton:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1. Summary of Significant Accounting Policies

(c) Revenue Recognition

1. We note that your customers enter into hardware maintenance agreements with the Company and that in a majority of cases, the Company subcontracts the hardware maintenance to the hardware manufacturer. Clarify whether you are recording the sale of hardware maintenance to your customers on a gross or net

basis. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

(g) Short-term Investments

2.   We note from your liquidity and capital resources discussion that your short-term investments consist of auction rate securities and that in February 2008, some of the auctions failed. You further state that there is no assurance that currently successful auctions on your other auction rate securities will continue to succeed, and as a result, your ability to liquidate your investment and fully recover the carrying value of such securities in the near term may be limited or not exist. We also note that you believe you will be able to liquidate your investment without significant loss within the next year and that you believe these securities are not significantly impaired. Tell us how you determine the fair value of these investments. If the Company uses assumptions in determining such values, then please tell us whether you intend to include a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of changes in such estimates in your critical accounting policy disclosure. Additionally, considering the current lack of liquidity related to your auction rate securities, tell us whether you expect to reclassify these investments as long-term investments in your financial statements for the first quarter of fiscal 2008.

Note 9. Income Taxes

3.   We note that during the second quarter of 2007, the Company determined that due to a change in circumstances in the quarter, it was more likely than not that certain tax operating loss carry-forwards in non-US jurisdictions would not be realized, which resulted in the recognition of a $8.0 million valuation allowance. Please explain the "changes in circumstances" that occurred during the quarter ended June 30, 2007 and tell us whether such changes relate to any previously reported periods.

Note 13. Revised Quarterly Results (unaudited)

4.   We note that during 2007 certain errors were identified, which impacted amounts previously reported on your Forms 10-Q for fiscal 2007 that related to incorrectly capitalized research and development costs and state and foreign income taxes. Please tell us how you determined that these adjustments were not material to the Company's previously filed quarterly financial statements and why you believed that amendments were not necessary. In your response, tell us how you analyzed these adjustments pursuant to SAB 99.

5.   We note that in the second quarter of 2007, the Company determined that deferred tax assets related to certain foreign net operating loss carryforwards were understated in prior periods and you corrected this error during the quarter ended June 30, 2007 resulting in an out-of-period tax benefit. We further note that during the preparation of the Company's 2007 Form 10-K you reversed this adjustment from your fiscal 2007 financial statements and recorded an adjustment to the January 1, 2005 retained earnings (with an offset to deferred tax assets). Please explain why you reversed your original correcting entry and instead adjusted the January 1, 2005 retained earnings. Also, tell us how you considered paragraphs 25 and 26 of SFAS 154 and specifically tell us how you determined that the financial statements should not be labeled as restated. Further, tell us how you considered SAB 108 or provide any other guidance you relied upon in accounting for this adjustment.

6.   We also note that certain errors, which were corrected in the fourth quarter of fiscal 2007, included adjustments that related to periods prior to fiscal 2007. Specifically, we note that the Company recorded an adjustment of $2.1 million to correct research and development expenses and $3.1 million to correct state income tax expense which related to prior periods. Please explain further how you determined that correcting these errors in the fourth quarter of fiscal 2007 versus restating the prior periods was appropriate and tell us how your analysis with regards to these error corrections differed from that of the $4.2 million foreign tax adjustment.

7.   In light of the corrections to your financial statements for the 2007 quarterly periods and the January 1, 2005 retained earnings, tell us what consideration you have given to filing an Item 4.02 8-K to disclose that the previously filed financial statements cannot be relied upon.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief